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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                        ENSTAR INCOME PROGRAM II-1, L.P.
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                                January 29, 1999

             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)







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                                  SCHEDULE 13G

----------------- -------------------------------------------------------------
CUSIP No.                                                    PAGE 2 OF 4 PAGES
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                            Everest Management, LLC
                            Everest Cable Investors, LLC
                            Stephen Feinberg
                            W. Robert Kohorst
                            David I. Lesser
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [x]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
3                 SEC USE ONLY
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California (entities); United States (persons)
----------------- -------------------------------------------------------------
---------------------------- --------------------------------------------------
     NUMBER OF SHARES        5        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             6        SHARED VOTING POWER
                                        1,504 Units

                             7        SOLE DISPOSITIVE POWER


                             8        SHARED DISPOSITIVE POWER
                                        1,504 Units
---------------------------- --------------------------------------------------
----------------- -------------------------------------------------------------
9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,504 Units
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES                                                  [ ]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                               Approximately 5.1%
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
12                TYPE OF REPORTING PERSON
                            OO; IN
----------------- -------------------------------------------------------------


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ITEM 1.  ISSUER.

     (a) The name of the subject company is Enstar Income Program II-1, L.P. (the "Partnership").

     (b) The address of the principal executive offices of the Partnership is 10900 Wilshire Boulevard, 15th Floor, Los Angeles, California 90024.

ITEM 2.  PERSONS FILING.

     (a) The persons filing this statement on Schedule 13G (the "Statement") are Everest Management, LLC ("Everest Management"), Everest Cable Investors, LLC ("Everest Cable"), Stephen Feinberg, W. Robert Kohorst and David I. Lesser.

     (b) The address of the principal place of business of each filing person except Mr. Feinberg is 199 South Los Robles Avenue, Suite 440, Pasadena, California 91101. Mr. Feinberg's address is 450 Park Avenue, 28th Floor, New York, New York 10022.

     (c) Each of Everest Management and Everest Cable is a California limited liability company. Each of Messrs. Feinberg, Kohorst and Lesser is a United States citizen.

     (d) This Statement relates to units of limited partnership interest in the Partnership ("Units").

     (e)  Not applicable.

ITEM 3.  [NOT APPLICABLE]

ITEM 4.  OWNERSHIP.

The information from Items 5-11, inclusive, on the cover pages of this Statement is incorporated herein by reference. The Units are held of record by Everest Management and Everest Cable. The members of Everest Management include David I. Lesser's Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Lesser Account") and W. Robert Kohorst Self-Directed
Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Kohorst Account"). Everest Management's Operating Agreement requires the consent of the Lesser Account and the Kohorst Account to vote or dispose of the units held by Everest Management. Messrs. Kohorst and Lesser possess shared power to determine whether such consent will be given or withheld by the Lesser Account and the Kohorst Account. The members of Everest Cable include Blackacre Everest, LLC ("Blackacre Everest"), Everest Partners, LLC ("Everest Partners") and Everest Properties II, LLC ("Everest Properties II"). Pursuant to the Operating Agreement of Everest Cable, the consents of Blackacre Everest, Everest Partners and Everest Properties II are required to vote or dispose of the Units held by Everest. Mr. Feinberg possesses sole power to determine whether such consent by Blackacre Everest will be given or withheld. Messrs. Kohorst and Feinberg possess shared power to determine whether such consent by Everest
Partners will be given or withheld. Mr. Kohorst possesses sole power to determine whether such consent by Everest Properties II will be given or withheld.

ITEMS 5-9.  [NOT APPLICABLE]

ITEM 10.  CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2000


                         EVEREST MANAGEMENT, LLC

                         By:  EVEREST PROPERTIES II, LLC, Manager


                              By:  /s/ W. ROBERT KOHORST
                                   --------------------------
                                   W. Robert Kohorst
                                   President


                         EVEREST CABLE INVESTORS, LLC

                         By:  EVEREST PROPERTIES II, LLC, Manager


                              By:  /s/ W. ROBERT KOHORST
                                   --------------------------
                                   W. Robert Kohorst
                                   President


                         /s/ STEPHEN FEINBERG
                         --------------------------
                         Stephen Feinberg



                         /s/ W. ROBERT KOHORST
                         --------------------------
                         W. Robert Kohorst


                         /s/ DAVID I. LESSER
                         --------------------------
                         David I. Lesser